SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               ----------------

                                (AMENDMENT NO. 1)

                        IMAGYN MEDICAL TECHNOLOGIES, INC.
                         (F/K/A UROHEALTH SYSTEMS, INC.)
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                                (Name of Issuer)


            COMMON STOCK                               45244E100
  (title of class of securities)                     (CUSIP number)


                                 ROBERT H. STONE
                               AVATEX CORPORATION
                        F/K/A FOXMEYER HEALTH CORPORATION
                    1780 NORTH CENTRAL EXPRESSWAY, SUITE 1780
                               DALLAS, TEXAS 75206
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     (Name, address and telephone number of person authorized to receive notices and communications)


                                JANUARY 15, 1998
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            (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

      Note: Six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 2 of 8
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                NAME OF REPORTING PERSON                      AVATEX CORPORATION
       1        S.S. or I.R.S. IDENTIFICATION NO.
                OF ABOVE PERSON:                                      25-1425889
       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (a)  [__]
                                                                       (b)  [__]

       3        SEC USE ONLY

       4        SOURCE OF FUNDS:                                             WC

       5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) or 2(e)                               [__]

       6        CITIZENSHIP OR PLACE OF ORGANIZATION:                  DELAWARE


NUMBER OF              7     SOLE VOTING POWER:                       2,964,827
SHARES
BENEFICIALLY           8     SHARED VOTING POWER:                           -0-
OWNED BY
EACH                   9     SOLE DISPOSITIVE POWER:                  2,964,827
REPORTING
PERSON WITH           10     SHARED DISPOSITIVE POWER:                      -0-

------------------ --------- --------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                REPORTING PERSON:                                     2,964,827

      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [__]
                EXCLUDES CERTAIN SHARES

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):       8.03%

      14        TYPE OF REPORTING PERSON:                                    CO

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


                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 3 of 8
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Item 2.     Identity and Background.

      (a) This Statement is filed by Avatex Corporation, a Delaware corporation formerly known as FoxMeyer Health Corporation ("Avatex"), and relates to the common stock (the "Common Stock") of Imagyn Medical Technologies, Inc., formerly known as Urohealth Systems, Inc. (the "Issuer").

      (b) The business address of Avatex is 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206.

      (c) Avatex is a holding company that, through its subsidiaries, owns interests in hotels and office buildings, and also owns interests in other corporations and partnerships. Through Phar-Mor, Inc., its 39.7% owned subsidiary, Avatex is involved in operating a chain of discount retail drugstores devoted to the sale of prescription and over-the-counter drugs, health and beauty aids and other general merchandise. Attached as Schedule I hereto and incorporated herein by reference is a list of the directors and executive officers of Avatex. Schedule I also sets forth the business address and principal occupation or employment of each individual listed therein.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date of this Amendment No. 1, Avatex (i) owns 1,914,827 shares of Common Stock, (ii) is entitled under Warrant W-3 to purchase from the Issuer, at an exercise price of $6.875 per share, 800,000 shares of Common Stock, and (iii) is entitled under Warrant W-4 to purchase from the Issuer, at an exercise price of $10.00 per share, 250,000 shares of Common Stock. Both Warrants may be exercised until June 2, 2000. Accordingly, as of the date hereof, Avatex has beneficial ownership, pursuant to Rule 13d-3, of 2,964,827 shares of Common Stock.

      According to the Issuer's Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 1997, the Issuer had 35,861,326 shares of Common Stock outstanding as of October 31, 1997. Including the shares of Common Stock that would be issuable upon exercise of the Warrants, as of the date hereof the Company has beneficial ownership of 2,964,827 of the 36,911,326 shares of Common Stock which would then be outstanding, or approximately 8.03% of such Common Stock.

      Abbey J. Butler and Melvyn J. Estrin are Co-Chief Executive Officers, Co-Chairman of the Board of Directors and shareholders of Avatex. Messrs. Butler and Estrin are also members of the Board of Directors of the Issuer and, in such capacity, receive options to purchase Common

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 4 of 8
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Stock of the Issuer. Avatex hereby disclaims beneficial ownership of shares of
Common Stock beneficially owned by Messrs. Butler and Estrin in their capacity as directors of the Issuer.

      (b) Avatex has sole power to dispose or to direct the disposition and to vote or direct the voting of the Common Stock it owns and that would be issuable upon exercise of the Warrants.

      (c) The transactions in the Common Stock effected during the past sixty days by Avatex are reflected on Exhibit A hereto.

      (d) Not applicable.

      (e) Not applicable.

Item 7.     Materials to be Filed as Exhibits.

      Exhibit A      Transactions by Avatex Corporation in the Securities of
                     Imagyn Medical Technologies, Inc. Within the Sixty Day
                     Period Ended January 19, 1998


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      DATE:  January 19, 1998.

                                    SIGNED:  AVATEX CORPORATION



                                             By:  /s/  Grady E. Schleier
                                                -------------------------------
                                                      Grady E. Schleier
                                                      Vice President

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 5 of 8
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                                   SCHEDULE I
            DIRECTORS AND EXECUTIVE OFFICERS OF AVATEX CORPORATION

     The following information is provided for the directors and executive officers of Avatex Corporation ("Avatex") listed below: (a) name; (b) business address; (c) present principal occupation or employment and the name, principal business and the address of any corporation or other organization in which such employment is conducted.

(a) Abbey J. Butler, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b) 5910 North Central Expressway, Suite 1780, Dallas, Texas 75206 ("Avatex Address");
(c) Co-Chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a) Melvyn J. Estrin, Co-Chairman of the Board and Co-Chief Executive Officer of Avatex;
(b)   Avatex Address;
(c) Co-chairman of the Board and Co-Chief Executive Officer of Avatex; Avatex Address.

(a)   Hyman H. Frankel, Director of Avatex;
(b)   Avatex Address;
(c) Executive Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)   Fred S. Katz, Director of Avatex;
(b)   Avatex Address;
(c) President of First Taconic Capital Corporation; 99 Park Avenue, Suite 2230, New York, New York 10016.

(a)   William A. Lemer, Director of Avatex;
(b)   Avatex Address;
(c) President of Bethesda Avenue Photo, Inc. and Pentagon Concourse Photo, Inc.; 4823 Bethesda Avenue, Bethesda, Maryland 20814.

(a)   Charles C. Pecarro, Director of Avatex;
(b)   Avatex Address;
(c) Chief Financial Officer of Human Service Group, Inc. and University Research Corporation; 7200 Wisconsin Avenue, Bethesda, Maryland 20814-4811.

(a)   John L. Wineapple, Director of Avatex;
(b)   Avatex Address;

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 6 of 8
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(c)   Principal of First Taconic Capitol Corporation; 99 Park Avenue, Suite
      2230, New York, New York 10016.

(a) Edward L. Massman, Senior Vice President and Chief Financial Officer of Avatex;
(b)   Avatex Address;
(c)   Senior Vice President and Chief Financial Officer of Avatex; Avatex
      Address.

(a)   John G. Murray, Vice President -- Finance of Avatex;
(b)   Avatex Address;
(c)   Vice President -- Finance of Avatex; Avatex Address.

(a)   Scott E. Peterson, Vice President - Finance and Controller of Avatex;
(b)   Avatex Address;
(c)   Vice President - Finance and Controller of Avatex; Avatex Address.

(a)   Grady E. Schleier, Vice President and Treasurer of Avatex;
(b)   Avatex Address;
(c)   Vice President and Treasurer of Avatex; Avatex Address.

(a)   Robert H. Stone, Vice President, General Counsel and Secretary of Avatex;
(b)   Avatex Address;
(c)   Vice President and General Counsel of Avatex; Avatex Address.

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 7 of 8
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                                  EXHIBIT INDEX

  Exhibit
  Number                        Exhibit

     A Transactions by Avatex Corporation in the Securities of Imagyn Medical Technologies, Inc. Within the Sixty Day Period Ended January 19, 1998

                                  SCHEDULE 13D


      CUSIP No. 45244E100                                Page 8 of 8
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                                    EXHIBIT A

             Transactions by Avatex Corporation in the Securities of
         Imagyn Medical Technologies, Inc. Within the Sixty Day Period
                             Ended January 19, 1998



Acquisition Date              Number of Shares Acquired     Price Per Share

    01-13-98                        300,000                      $2.2262

    01-14-98                         85,000                       2.2058

    01-15-98                         50,000                       2.25

    01-16-98                         65,000                       2.1875